Exhibit 99.1

PACER INTERNATIONAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On November 3, 2009, Pacer International, Inc. (the “Company” or “Pacer”), entered into (i) an amendment (the “Amendment”) to the Amended and Restated Rail Transportation Agreement dated as of May 15, 2002, among Union Pacific Railroad Company (“UP”), Pacer, and American President Lines, Ltd., and APL Co. PTE Ltd. (collectively, “APL”) (the “Existing Agreement”) and (ii) a new commercial rail transportation agreement and other agreements with UP. The Amendment provides that the rates and other terms and conditions of the Existing Agreement will no longer apply to domestic shipments in 48- and 53-foot containers (also referred to as “domestic big box shipments”) tendered by Pacer for transportation by UP which shipments will be subject to the terms and conditions of the new commercial agreement. As a result of the Amendment and the new agreements entered into with UP on November 3, 2009, Pacer anticipates that all or a significant portion of the domestic east/west big box shipments that it currently handles on behalf of intermodal marketing company (“IMC”) customers will transition away from Pacer, although such transition is at the discretion of the IMC. Under a separate agreement, Pacer and UP have entered into a fleet sharing arrangement that allows UP customer access to Pacer’s equipment fleet. In connection with the foregoing agreements, UP paid Pacer $30 million.

No assets identified in Pacer’s balance sheet have been or will be actually sold or disposed of by Pacer in connection with the new arrangements with UP. However, the Company has determined that the expected transition away from Pacer of the domestic east/west big box business that it currently handles for IMC customers as a result of the arrangements described above with UP constitutes a “disposition” within the meaning of Instruction 2 to Item 2.01 of Form 8-K and a “business” within the meaning of Instruction 4(ii) of Item 2.01 of Form 8-K that is “significant” within the meaning of Rules 11-01(b) and 1-02(w) of Regulation S-X. Management, however, has also determined that the anticipated transition of the IMC business as a result of the new arrangements with UP does not constitute a discontinued operation for purposes of ASC Topic 205-20-45 as Pacer will continue to have significant continuing involvement in the IMC domestic line of business under the new arrangements with UP.

The unaudited pro forma condensed consolidated statements of operations set forth below have been prepared to present the results of operations of Pacer as if the transition away from Pacer of all of its IMC domestic east/west big box business as a result of the new arrangements with UP had occurred as of December 29, 2007, the first day of its 2008 fiscal year, and, accordingly, Pacer did not handle any of such business as of such date. The unaudited pro forma condensed consolidated balance sheet has been prepared to present Pacer’s financial position as if the payment from UP and the transition away from Pacer of IMC domestic big box shipments as a result of the new UP arrangements had occurred as of September 30, 2009.

The pro forma statements of operations eliminate all revenues, cost of purchased transportation and direct operating expenses associated with the IMC domestic east/west big box volumes. While Pacer anticipates that it will continue to handle some IMC domestic big box shipments in select lanes, no revenues from such anticipated revenues have been reflected in the pro forma financial statements. The pro forma financial statements also do not include any adjustments related to other provisions of the new arrangements with UP, including but not limited to future increases in the rates payable by the Company to the UP for domestic big box transportation, changes in the international, ARC or automotive lines of business after expiration of the Existing Agreement on October 11, 2011, or the equipment sharing arrangements with UP (other than the elimination of those allocated equipment costs associated with revenues from IMC domestic east/west big box shipments). In addition, anticipated reductions in selling, general and administrative expenses expected to occur as a result of actions being taken by the Company as a result of the new arrangements with UP are not reflected in the pro forma condensed consolidated statements of operations. Finally, the pro forma condensed consolidated statements of operations do not reflect recognition of the gain from the $30 million cash payment paid by UP in connection with the new arrangements. The Company expects to recognize such payment as other income in its consolidated financial statements in the fourth quarter of 2009. The $30 million cash payment was used by the Company to repay outstanding borrowings under its credit agreement as required by the terms of such agreement.

The unaudited pro forma adjustments are based on available information and certain assumptions that Pacer believes are reasonable under the circumstances. The pro forma financial information does not purport to be indicative of the financial position or results of operations of Pacer that would have been obtained had the new UP arrangements, including the anticipated transition of the IMC business, been effective and completed as of such dates or for such periods, nor do they purport to project Pacer’s results of operations or financial condition for any future period or as of any future date.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with Pacer’s consolidated financial statements contained in its 2008 Annual Report on Form 10-K for the fiscal year ended December 26, 2008 and in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, in each case as filed with the Securities and Exchange Commission.

Pacer International, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheet

(Unaudited)

	September 30, 2009
	As Reported	Pro Forma Adjustments	Pro Forma Results
	(in millions)
ASSETS
Current assets
Cash and cash equivalents	$3.2	$—	$3.2
Accounts receivable, net of allowances of $4.1 million	169.0	—	169.0
Prepaid expenses and other	27.9	(11.4)[2]	16.5
Deferred income taxes	18.4	—	18.4

Total current assets	218.5	(11.4)	207.1

Property and equipment
Property and equipment, at cost	106.0	—	106.0
Accumulated depreciation	(63.8)	—	(63.8)

Property and equipment, net	42.2	—	42.2

Other assets
Goodwill	—	—	—
Deferred income taxes	26.8	—	26.8
Other assets	17.1	—	17.1

Total other assets	43.9	—	43.9

Total assets	$304.6	$(11.4)	$293.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities;
Current maturities of long term debt and capital leases	$0.3	$—	$0.3
Book overdraft	6.1	—	6.1
Accounts payable and other accrued liabilities	155.2	—	155.2

Total current liabilities	161.6	—	161.6

Long-term liabilities
Long-term debt and capital leases	54.5	(30.0)[1]	24.5
Deferred income taxes	—	—	—
Other	1.3	—	1.3

Total long-term liabilities	55.8	(30.0)	25.8

Total liabilities	217.4	(30.0)	187.4

Stockholders’ equity
Preferred stock: $0.01 par value, 50,000,000 shares authorized, none issued and outstanding	—	—	—
Common stock: $0.01 par value, 150,000,000 shares authorized, 34,907,051 issued and outstanding	0.4	—	0.4
Additional paid-in-capital	301.3	—	301.3
Accumulated deficit	(214.3)	18.6 [1,2]	(195.7)
Accumulated other comprehensive loss	(0.2)	—	(0.2)

Total stockholders’ equity	87.2	18.6	105.8

Total liabilities and stockholders’ equity	$304.6	$(11.4)	$293.2

Footnotes:

1	Represents the use of the $30 million cash payment received by Pacer from UP in connection with the new arrangements to repay outstanding borrowings under the Company’s credit agreement as required by the terms thereof.
2	Represents the tax impact of the receipt of the $30 million cash payment from UP, at a combined federal and state (net of federal benefit) statutory rate of 38 percent, reflected as a reduction of current taxes receivable in the pro forma statement.

Pacer International, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

(Unaudited)

	Year Ended December 26, 2008[7]
	As Adjusted[6]	Pro Forma Adjustments		Pro Forma Results
	(in millions, except share and per share data)
Revenues	$2,087.5	$391.3	[1]	$1,696.2

Operating expenses:
Cost of purchased transportation and services	1,659.3	307.8	[2]	1,351.5
Direct operating expenses (excluding depreciation)	132.2	39.6	[3]	92.6
Selling, general and administrative expenses	199.9	—		199.9
Goodwill impairment charge	87.9	—		87.9
Depreciation and amortization	6.2	—		6.2

Total Operating expenses	2,085.5	347.4		1,738.1

Income/(loss) from operations	2.0	43.9		(41.9)

Interest expense	(2.5)	(1.7)[4]		(0.8)
Interest income	0.1	—		0.1

Income/(loss) before income taxes	(0.4)	42.2		(42.6)

Income tax (benefit)	16.0	16.0	[5]	(0.0)

Net income/(loss)	$(16.4)	$26.1		$(42.5)

Earnings/(loss) per share:
Basic:
Earnings/(loss) per share:	$(0.47)	$0.76		$(1.23)

Weighted average shares outstanding	34,616,598	34,616,598		34,616,598

Diluted:
Earnings/(loss) per share:	$(0.47)	$0.76		$(1.23)

Weighted average shares outstanding	34,616,598	34,616,598		34,616,598

Footnotes:

1	Represents revenues during the year ended December 26, 2008 from IMC customers associated with the wholesale east-west domestic big box business. Pacer anticipates that all or a substantial portion of that business will transition away from Pacer as a result of the new arrangements with UP. The adjustment assumes a 100% transition of this business. The adjustment assumes no additional revenue from these customers for transportation in select lanes.
2	Represents direct linehaul costs and allocated other purchased transportation costs associated with the revenues identified in footnote 1 from IMC customers expected to transition away from Pacer.
3	Represents the allocated equipment costs associated with the revenues identified in footnote 1 from IMC customers expected to transition away from Pacer.
4	Represents the reduction of interest expense related to the use of the $30 million payment from UP to repay outstanding borrowings under the Company’s credit agreement as required by the terms thereof. Such repayment is assumed to have occurred on December 27, 2007 for purposes of the pro forma statements of operations. Such repayment was actually made by the Company on November 4, 2009.
5	Represents the tax impact of the adjustments at a combined federal and state (net of federal benefit) statutory rate of 38 percent.
6	Amounts have been adjusted to reflect a change in revenue recognition policies and the adoption of FASB Accounting Standards Codification Topic 260-10-145 “Earnings Per Share”. The change in revenue recognition policy reduced revenues by $0.2 million, reduced cost of purchased transportation and services by $0.4 million, increased income from operations by $0.2 million, reduced net loss by $0.2 million and reduced loss per share by $0.01. The adoption of Topic 260-10-145 did not have an impact due to the net loss for the year.
7	The pro forma statement of operations does not reflect recognition of the gain as other income from the $30.0 million cash payment from UP.

Pacer International, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

(Unaudited)

	Nine Months Ended September 30, 2009
	As Reported	Pro Forma Adjustments	Pro Forma Results
	(in millions, except share and per share data)
Revenues	$1,154.0	$190.0 [1]	$964.0

Operating expenses:
Cost of purchased transportation and services	949.3	170.3 [2]	779.0
Direct operating expenses (excluding depreciation)	94.1	24.9 [3]	69.2
Selling, general and administrative expenses	139.2	—	139.2
Goodwill impairment charge	200.4	—	200.4
Depreciation and amortization	5.2	—	5.2

Total operating expenses	1,388.2	195.2	1,193.0

Loss from operations	(234.2)	(5.2)	(229.0)

Interest expense	(2.9)	(1.6)[4]	(1.3)
Interest income	—	—	—

Loss before income taxes	(237.1)	(6.8)	(230.3)

Income tax benefit	(53.0)	(2.6)[5]	(50.4)

Net loss	$(184.1)	$(4.2)	$(179.9)

Earnings/(loss) per share:
Basic:
Loss per share:	$(5.30)	$(0.12)	$(5.18)

Weighted average shares outstanding	34,760,659	34,760,659	34,760,659

Diluted:
Loss per share:	$(5.30)	$(0.12)	$(5.18)

Weighted average shares outstanding	34,760,659	34,760,659	34,760,659

Footnotes:

1	Represents revenues during the nine-months ended September 30, 2009 from IMC customers associated with the wholesale east-west domestic big box business. Pacer anticipates that all or a substantial portion of that business will transition away from Pacer as a result of the new arrangements with UP. The adjustment assumes a 100% transition of this business. The adjustment assumes no additional revenue from these customers for transportation in select lanes.
2	Represents direct linehaul costs and allocated other purchased transportation costs associated with the revenues identified in footnote 1 from IMC customers expected to transition away from Pacer.
3	Represents the allocated equipment costs associated with the revenues identified in footnote 1 from IMC customers expected to transition away from Pacer.
4	Represents the reduction of interest expense related to the use of the $30 million payment from UP to repay outstanding borrowings under the Company’s credit agreement as required by the terms thereof. Such repayment is assumed to have occurred on December 27, 2007 for purposes of the pro forma statements of operations. Such repayment was actually made by the Company on November 4, 2009.
5	Represents the tax impact of the adjustments at a combined federal and state (net of federal benefit) statutory rate of 38 percent.